Exhibit 4.32
Service Agreement
This Agreement is entered into between the following parties in August 2009 in accordance with the Contract Law of the People’s Republic of China and other relevant laws and regulations:
Party A: Shanghai Jinluodian Development Co., Ltd.
Party B: CRIC (Shanghai) Information Technology Co., Ltd.
Through friendly negotiation and based on the principal of equality and mutual benefit, by accepting the entrustment from Party A, Party B will recommend land and real estate project information to Party A, seek investors or partners for Party A, provide Party A with opportunities of entering into transaction documents and intermediate services and project consulting services that will facilitate the transaction. Party A and Party B hereby agree to the following terms:
1.	Service Project
1.1.	As the primary land operator of Luodian New Town, Baoshan District, Shanghai, Party A introduces lands via a public bidding, auction and quotation system. By accepting Party A’s entrustment, Party B hereby provides services to Party A for its to-be introduced lot D1-2 in Luodian, Baoshan district. Party B will engage in promotion and recommendation work during the pre-introduction period, recommend and introduce such lot, seek investors (“Potential Investors”) to bid the lot in order to facilitate successful transaction of the lot.
2.	Party B will provide the following services:
2.1.	Provide publicity and promotion services before the bidding, auction and quotation of such lot, including design publicity and promotion programs, arrange execution plan of such programs, assist Party A with the execution of such programs as per Party A’s request;

2.2.	Introduce detailed information of the lot to the public;

2.3.	Conduct market survey, financial and operation analysis with regard to the lot and submit written report as per Party A’s request;

2.4.	Inform Party A of the commercial conditions of Potential Investors, arrange Party A to negotiate transaction with Potential Investors and assist Potential Investors to participate in the auction of such lot;

2.5.	Coordinate and facilitate communication between Party A and Potential Investors with regard to relevant information of the recommended project;

2.6.	Assist Party A to draft and revise relevant documents according to the transaction method, so that Party A and Potential Investors will enter into the transaction document in the end;

2.7.	Assist Party A to carry out other procedures as per Party A’s request.
3.	Service Compensation and Time of Payment
3.1.	Both parties acknowledge that if the investor recommended by Party B succeeds in auction and enters into the land use right transfer agreement with Party A, Party A will make payment to Party B as follows: If the calculation result of the total transaction amount divided by the land area of the lot is no more than RMB4,000,000 per mu, Party A shall pay 1% of the total transaction amount to Party B; If the calculation result is more than RMB4,000,000 per mu, in addition to the aforesaid compensation, Party A shall pay 20% of the excess transaction amount.

3.2.	Both parties agree that Party A shall make payment to Party B 15 working days after the investor pays the first installment to Party A according to the payment schedule and proportion of the investor.

3.3.	In case Party A fails to make payment in due time, Party A shall pay the penalties at a daily charge of 0.5%.

3.4.	Both parties agree that even if the transaction contract is signed by Party A’s other subsidiaries or affiliates, Party A is still obliged to made payment according to the stipulations hereunder.
4.	Confidentiality
4.1.	Party A undertakes that the information, written report and relevant materials with regard to the investor provided to Party A by Party B will only be limited to the senior level personnel above Party A’s assistant general manager (including assistant general manager) and the person in charge of the project who is determined by Party A as well as relevant professional companies. No reproduction or copy will be made and distributed to other persons in the company and any third party. All the project-related information and the content of this Agreement are trade secrets which should be kept by Party A. Party A should refrain from revealing the trade secretes to any third party (other than the project company which is arranged by Party A to be the company responsible for the project ).

4.2.	Party B is entitled to indemnity from Party A in case Party A breaches the confidentiality obligation.
5.	Disputes arising from the performance of this Agreement that cannot be solved through friendly negotiation shall be submitted to the people’s court where Party B locates.

6.	This Agreement shall take effect after both parties affix their seal hereto. Neither party is entitled to terminate the performance of this Agreement unilaterally without the consent of the other party.

7.	This Agreement shall be executed in four counterparts with each party holding two copies.
Party A: Shanghai Jinluodian Development Co., Ltd.
Representative: /s/ Liu Susheng
Date:
Party B: CRIC (Shanghai) Information Technology Co., Ltd.
Representative: /s/ Ding Zuyu
Date:

Memo
Party A: Shanghai Jinluodian Development Co., Ltd.
Party B: CRIC (Shanghai) Information Technology Co., Ltd.
With regard to the “Service Compensation” under the Service Agreement entered into by both parties with regard to lot D1-2 in Luodian, Baoshan District, both parties agree as follows:
1. Both parties agree that:
(1) Based on the auction result of the lot (the auction price for the land is RMB 1,399,950,000 and the total land area is 102,246 square meters) and in light of the circumstance that part of Party A’s shares are state-owned shares, the actual service compensation paid by Party A to Party B is determined to be RMB 78,000,000.
(2) After Shunchi company signed the confirmation letter, Party B is entitled to RMB 36,000,000 for its service rendered. The time of payment shall be subject to clause 2 of this Memo.
(3) After Shunchi company signs the land use right transfer agreement, Party B is entitled to the remaining payment which is RMB 42,000,000. The time of payment shall be subject to clause 2 of this Memo.
2. Both parties agree that after Shunchi company, the investor which succeeds in auction, signs the land use right transfer agreement, Party A shall pay the first installment of RMB 36,000,000 to Party B, the remaining RMB 42,000,000 shall be paid off within one week after Shunchi company returned the land grant fee to Party A.
3. In case there is anything inconsistent between the Service Agreement and this Memo, the latter shall prevail, other matters shall be subject to the former.
4. This Memo shall take effect after both parties affix their seals hereto on October 20, 2009. This Memo shall be executed in two counterparts with each party holding one copy.
Party A: Shanghai Jinluodian Development Co., Ltd.
Representative:
Party B: CRIC (Shanghai) Information Technology Co., Ltd.
Representative:

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